United Rentals, Inc. Five Greenwich Office Park Greenwich, CT 06831
tel:	203 622 3131
203 622 6080

unitedrentals.com
United Rentals Announces Preliminary Results of Tender Offer
GREENWICH, Conn. – July 17, 2008 – United Rentals, Inc. (NYSE: URI) announced today the preliminary results of its previously announced “modified Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on Wednesday, July 16, 2008.
In accordance with the terms and conditions of the tender offer, and based on the preliminary count by American Stock Transfer & Trust Company, the depositary for the tender offer, the company expects to purchase 27.16 million shares of its common stock at a price of $22.00 per share, for a total cost of approximately $597.5 million (excluding fees and expenses relating to the tender offer).
Based on a preliminary count by the depositary, the tender offer is oversubscribed and the company expects to accept for purchase, on a pro rata basis, approximately 33.9% of the shares validly tendered at $22.00. These results reflect that approximately 80.1 million shares were tendered, including approximately 20.5 million shares tendered through guaranteed delivery procedures under the terms of the offer. This preliminary proration factor is subject to change based on, among other things, the actual number of tendered shares which satisfy the guaranteed delivery procedures.
Stockholders who tendered their shares by delivering a notice of guaranteed delivery prior to the expiration of the tender offer must deliver the related shares and required documents to the depositary within three business days of their execution of the notice of guaranteed delivery. Stockholders who own fewer than 100 shares of common stock, or an “odd-lot”, and who have validly tendered all of their shares will not be subject to proration in accordance with the terms of the offer. Based on the preliminary count, the company does not expect to purchase shares issuable upon the conditional exercise of options or warrants tendered pursuant to the tender offer.
The number of shares the company expects to purchase in the tender offer represents approximately 31.4% of its common stock outstanding as of June 16, 2008, the last full trading day prior to the commencement of the tender offer. As a result of the consummation of the tender offer, the company expects that approximately 59.3 million shares of common stock will be outstanding immediately following payment for the shares purchased in the tender offer.
The number of shares to be purchased, the proration factor and the price per share under the tender offer are preliminary. Final results will be determined following the expiration of the guaranteed delivery period subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not validly withdrawn. The actual number of shares to be purchased, the proration factor and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will commence promptly thereafter. Any shares validly tendered and not purchased due to proration or conditional tenders or shares tendered at a price higher than $22.00 per share will be returned at the company’s expense promptly to the tendering stockholder.
Questions and requests for information about the tender offer should be directed to the information agent for the offer, D.F. King & Co., Inc., at (800) 269-6427 or (212) 269-5550 (for banks and brokers).

About United Rentals
United Rentals, Inc. is the largest equipment rental company in the world, with an integrated network of over 670 rental locations in 48 states, 10 Canadian provinces and Mexico. The company’s approximately 10,400 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers for rent over 2,900 classes of rental equipment with a total original cost of $4.2 billion. United Rentals is a member of the Standard & Poor’s MidCap 400 Index and the Russell 2000 Index® and is headquartered in Greenwich, Conn. Additional information about United Rentals is available at www.unitedrentals.com.
Forward-Looking Statements
Certain statements in this press release are forward-looking statements. These statements can generally be identified by words such as “believes,” “expects,” “plans,” “intends,” “projects,” “forecasts,” “may,” “will,” “should,” “on track” or “anticipates,” or the negative thereof or comparable terminology, or by discussions of vision, strategy or outlook. Our businesses and operations are subject to a variety of risks and uncertainties, many of which are beyond our control, and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) weaker or unfavorable economic or industry conditions can reduce demand and prices for our products and services, (2) non-residential construction spending, or governmental funding for infrastructure and other construction projects, may not reach expected levels, (3) we may not always have access to capital that our businesses or growth plans may require, (4) any companies we acquire could have undiscovered liabilities, may strain our management capabilities or may be difficult to integrate, (5) rates we can charge and time utilization we can achieve may be less than anticipated, (6) costs we incur may be more than anticipated, including by having expected savings not be realized in the amounts or time frames we have planned, (7) competition in our industry for talented employees is intense, which can affect our employee costs and retention rates, (8) we have and expect to incur additional significant leverage in connection with the announced share repurchase transactions, which leverage requires us to use a substantial portion of our cash flow for debt service and will constrain our flexibility in responding to unanticipated or adverse business conditions, (9) we are subject to an ongoing inquiry by the SEC, and there can be no assurance as to its outcome, or any other potential consequences thereof for us, (10) we are subject to purported class action lawsuits and derivative actions filed in light of the SEC inquiry and additional purported class action lawsuits relating to the terminated merger transaction with Cerberus affiliates, and there can be no assurance as to their outcome or any other potential consequences thereof for us, and (11) we may incur additional significant costs and expenses (including indemnification obligations) in connection with the SEC inquiry, the purported class action lawsuits and derivative actions referenced above, the U.S. Attorney’s Office inquiry, or other litigation, regulatory or investigatory matters, related to the foregoing or otherwise. For a fuller description of these and other possible uncertainties, please refer to our Annual Report on Form 10-K for the year ended December 31, 2007, as well as to our subsequent filings with the SEC. Our forward-looking statements contained herein speak only as of the date hereof, and we make no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.
# # #
Contact:
Hyde Park Financial Communications
Fred Bratman
203-618-7318
Cell: 917-847-4507
fbratman@hydeparkfin.com

2